SECURI[redacted]ISSION

06009376

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 AND ENDING 06/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Securities, In[c.]

OFFICIAL USE ONLY

FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Regent Street
(No. and Street)

London England SW1Y 4NS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm Jennings (011)44-207-468-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue Lake Success NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Olivier DeBarge, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Securities, Inc., as of June 30, 20 06, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title

London, 8 August 2006.

J. KERR MILLIGAN
Notary Public of London, Engla
My Commission expires with life.

Notary Public

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

This report contains (check all app

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROPEAN AMERICAN SECURITIES

European American Securities Inc.,
1 Regent Street, London SW1Y 4NS
Phone: (44) 171 468 7600

* *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

* *

Fax: (44) 171 468 7654 E-mail: mail@easi.co.uk Website: http://www.easi.co.uk

EUROPEAN AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash	$	423,355
Receivable from brokers and dealers		17,649
Securities owned at market value		156,539
Prepaid expenses and other deposits		53,992
Furniture, equipment, and leasehold improvements		
(net of accumulated depreciation and amortization of $49,845)		99,880
Other assets		57,771
	$	809,186

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	78,169
Commitment		
Stockholder's Equity:		
Preferred stock, 6% nonconvertible cumulative,		
nonvoting, $1 par value; 461,040 shares		
authorized, issued and outstanding		461,040
Common stock, $1 par value; 1,000,000 shares authorized,		
470,714 shares issued and outstanding		470,714
Additional paid-in capital		33,829
Deficit		(234,566)
		731,017
	$	809,186

The accompanying notes are an integral part of this financial statement.

EUROPEAN AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

General:

European American Securities, Inc. (the "Company"), a British Virgin Islands corporation ("BVIC"), is a wholly owned subsidiary of European American Perinvest Group, Ltd. (EAPG). The Company is a registered broker-dealer subject to regulation by the United States Securities and Exchange Commission ("SEC") and the United Kingdom Securities and Futures Authority, Ltd. in London. The Company is also a member of the NASD. The Company maintains its operations from its office in London, England.

The Company operated under a clearance agreement with a clearing broker located in the United States, whereby such broker assumes and maintains the Company's customer accounts. The Company's customers are primarily located in Europe.

Business Operations:

In July 2005, the Company's clearing broker demanded payment from the Company for securities purchased by a customer, (which were brokered by the Company), with an approximate value of $4,055,000. This demand for payment was due to the customer's inability to pay for the purchased securities, and the Company's obligation under its clearing agreement to guarantee this customer's obligation. This caused the Company to fall below the minimum net capital requirements of SEC Rule 15c3-1 (the "Rule"), as the Company did not have sufficient capital to pay for the securities.

The Company notified the SEC and NASD that they were out of compliance with the Rule, whereupon the NASD issued a cease and desist order ("Order") barring the Company from conducting its securities business until it remedied its breach of the provisions of the Rule. The Company decided at that time to discontinue its brokerage operations and was allowed by its clearing broker to begin to transfer its customers' accounts held at the clearing broker to other custodians.

By April 2006, the Company's customer was able to pay for the aforementioned purchase and the NASD's Order was lifted as it was now in net capital compliance. Also in April 2006 the Company's clearing broker notified the Company of its decision to terminate its agreement with the Company and allowed the Company ninety (90) days to transfer any remaining customer accounts to other clearing brokers. The Company decided not to seek another clearing broker and disclosed its intent to withdraw its membership from the NASD and to relinquish its broker/dealer registration with the SEC. The clearing broker also demanded reimbursement by the Company for legal costs incurred in its defense of its rights under the clearing agreement. The Company has taken a charge of $400,000 and has relinquished its rights to clearing deposits held at the broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statements are presented in accordance with accounting principles generally accepted in the United States (the "U.S.") and are also stated in U.S. dollars. The Company engages in a single line of business as a securities broker-dealer which comprises several classes of services, including agency transactions, corporate finance and investment advisory.

Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets ranging from 2 – 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life or the term of the lease.

Translation of Foreign Currency:

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the balance sheet date.

Receivables From Brokers and Dealers, Investment Advisory and other receivables:

Receivables are recorded at original invoice amount, less an estimated allowance for uncollectible accounts. Credit is generally extended on a short-term basis; thus, receivables do not bear interest although a finance charge may be applied to receivables that are past due. These receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. Changes in the estimated collectibility of the receivables are recorded in the results of operations for the period in which the estimate is revised. Receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company has determined that no allowance for uncollectible accounts is necessary. The Company generally does not require collateral for receivables.

Securities Owned:

Marketable securities are valued using quoted market prices.

Corporate Finance and Investment Advisory Fees:

Corporate finance fees are recognized upon the closing the transaction and the Company is reasonably certain the amount of fee income to be earned. Advisory fees are generally received monthly but are recognized as earned on a pro-rata basis over the term of the contract.

Cash Equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

Since the Company is a BVIC and maintains its office in the United Kingdom ("U.K."), they are not subject to United States taxes, but rather taxed in the U.K.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

3. SECURITIES OWNED:

Securities owned consist of investment securities, at fair values, as follows:

Marketable:	
Equity securities	$ 156,539

4. INCOME TAXES:

The provision for U.K. income taxes allows for permanent differences primarily pertaining to non-taxable trading income/losses originating outside the U.K., and certain non-deductible expenses. The effect of these permanent differences have caused the Company to incur a current taxable loss of approximately $6,000; therefore, no provision for income taxes has been provided.

At June 30, 2006, the Company has a net operating loss available of approximately $497,000, which will be used to carryforward indefinitely to future years. This loss results in a deferred tax asset of approximately $119,000. The Company has taken a 100% valuation allowance against this deferred tax asset as it cannot guarantee that this benefit will be currently realized.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2006, the Company had net capital, as defined, of $453,804 which exceeded the required minimum net capital of $5,212 by $448,592. Aggregate indebtedness at June 30, 2006 totaled $78,169. The ratio of aggregate indebtedness to net capital was .17 to 1.

6. OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations.

The Company maintains balances in a foreign currency (British pound sterling). This subjects the Company to risk in the event of a sudden exchange rate fluctuation. The Company has determined that the risk associated with an exchange rate change is diminished due to the short-term nature of its assets and liabilities.

7. EMPLOYEES' RETIREMENT PLAN:

The Company has elected to fulfill its pension requirements by providing employees with access to Personal Pension Plans. These Plans cover all employees (part or full-time) who have worked for the Company for three consecutive months. The Company is required to make a minimum contribution of 3% of the employees base salary provided that the employee contributes to the plan.

All contributions (employer and employee) are deposited into individual accounts, which are maintained by an independent trustee. Participants shall, at all times, be fully vested in these accounts.

Company contributions to the employees' accounts totaled approximately $13,600 for the year ended June 30, 2006.

8. COMMITMENTS:

Office Lease:

The Company is obligated under noncancellable leases expiring at various times through April 2012 for its office premises. The leases provide for payment of specific amounts subject to certain escalations.

Future minimum annual lease payments under the noncancellable leases as of June 30, 2006 are as follows:

Year Ending June 30,		
2007	$	299,700
2008		299,700
2009		299,700
2010		299,700
2011		299,700
Thereafter		237,300
	$	1,735,800

9. RELATED PARTY TRANSACTIONS:

An entity, related through common ownership, reimbursed the Company for utilizing selected services of the Company. During the year ended June 30, 2006, these services amounted to approximately $1,607,000.

****

The Company's Statement of Financial Condition as of June 30, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
European American Securities, Inc.

We have audited the accompanying statement of financial condition of European American Securities, Inc. as of June 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of European American Securities, Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
August 14, 2006